SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Stratus Properties Inc.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

863167201
(CUSIP Number)

Oasis Management Company Ltd.

c/o Oasis Management (Hong Kong) LLC

21/F Man Yee Building

68 Des Voeux Road, Central

Hong Kong

Attention: Phillip Meyer

(852) 2847-7708

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863167201	SCHEDULE 13D/A	Page 1 of 7 Pages

1	NAME OF REPORTING PERSON Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,088,553 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,088,553 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,088,553 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 863167201	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Oasis Investments II Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,088,553 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,088,553 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,088,553 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 863167201	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,088,553 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,088,553 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,088,553 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 863167201	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2016 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the shares (“Shares”) of common stock, par value $0.01 per share, of Stratus Properties Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends Items 3, 4, 5(a) and (b), 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares by Oasis II Fund reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $20,081,756.67 was paid to acquire the 1,088,553 Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 11, 2017, Oasis Management, Oasis II Fund, and an affiliate of Oasis Management (collectively, “Oasis”) entered into a Board Representation and Standstill Agreement (the “Agreement”) with the Issuer, the Issuer agreed to immediately appoint Ella Gendel (“Ms. Gendel”), an employee of Oasis Management, to the Issuer’s Board of Directors (the “Board”) as a Class III director with a term expiring at the Issuer’s 2019 annual meeting of stockholders and pursuant to which Oasis agreed to certain standstill provisions. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 2 hereto and is incorporated herein by reference.

Until the Termination Date (as defined below), Oasis has agreed to customary standstill restrictions, including, subject to certain exceptions, restrictions on Oasis (1) acquiring additional shares of the Issuer’s common stock to the extent such acquisition would cause Oasis to beneficially own more than 17.5% of the Issuer’s outstanding common stock, (2) knowingly selling shares of the Issuer’s common stock to any third party that has, or would have as a result of such transaction, beneficial ownership of 5% or more of the Issuer’s outstanding common stock, (3)

CUSIP No. 863167201	SCHEDULE 13D/A	Page 5 of 7 Pages

nominating or publicly recommending directors for election to the Board, (4) initiating, encouraging or participating in any solicitation of proxies in respect of any election contest or removal contest with respect to the Board , any stockholder proposal, other business, or “withhold” campaign at a stockholder meeting, (5)submitting stockholder proposals for consideration by the Issuer’s stockholders, (6) forming a group or depositing stock in a voting trust or entering into a voting agreement with respect to the Issuer’s common stock, (7) publicly seeking to amend the Issuer’s articles of incorporation or bylaws, (8) demanding an inspection of the Issuer’s books and records and (9) effecting or facilitating certain extraordinary transactions with respect to the Issuer and its assets. Additionally, until the Termination Date, Oasis has agreed to vote in accordance with the Board’s recommendations with respect to (1) each election of directors, (2) any proposal to ratify the Issuer’s independent auditors and (3) any proposal to approve the adoption of the Issuer’s 2017 Stock Incentive Plan as long as it is substantially similar in scope, nature and size to the Issuer’s 2013 Stock Incentive Plan.

Pursuant to the Agreement, the Board has appointed Ms. Gendel to serve as a member of the Compensation Committee. Ms. Gendel has agreed to immediately tender her resignation from the Board (1) if Oasis’ beneficial ownership of shares of the Issuer’s common stock decreases below 10% of the Issuer’s outstanding common stock, other than as a result of buybacks, tenders or repurchases by the Issuer, or (2) upon the Termination Date. Oasis will have replacement rights until the Termination Date in the event Ms. Gendel ceases to be a director of the Issuer, subject to approval of any replacement by the Nominating and Corporate Governance Committee (with such approval not to be unreasonably withheld, conditioned or delayed).

Oasis is entitled to terminate the Agreement at any time by giving five business days’ advance notice to the Issuer, and the Issuer is entitled to terminate the Agreement at any time during any period that is 30 to 60 days prior to the respective deadlines for submission of notice of stockholder nominations for the Issuer’s 2018 and subsequent annual meetings of stockholders by delivering five business days’ advance notice to Oasis (the effective date of the termination, the “Termination Date”). The parties have agreed to certain covenants not to sue and non-disparagement provisions, and Oasis has agreed to customary confidentiality provisions.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

CUSIP No. 863167201	SCHEDULE 13D/A	Page 6 of 7 Pages

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 8,098,140 Shares reported to be outstanding as of October 31, 2016 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the SEC on November 9, 2016.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 11, 2017, Oasis Management and Oasis II Fund entered into the Agreement with the Issuer, the terms of which are described in Item 4 of the Schedule 13D. The Agreement is attached as Exhibit 2 to the Schedule 13D and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

	Exhibit 2:	Board Representation and Standstill Agreement, dated January 11, 2017, by and among Stratus Properties Inc., Oasis Management Company Ltd., Oasis Investments II Master Fund Ltd., and Oasis Capital Partners (Texas) Inc., incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 11, 2017.

CUSIP No. 863167201	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 13, 2017

OASIS MANAGEMENT COMPANY LTD.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	General Counsel

OASIS INVESTMENTS II MASTER FUND LTD.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	Director

/s/ Seth Fischer
SETH FISCHER